Exhibit 5.5

1201 MAIN STREET, 22ND FLOOR (29201-3226) POST OFFICE BOX 11889 (29211-1889) COLUMBIA, SOUTH CAROLINA TELEPHONE 803.779.3080 FACSIMILE 803.765.1243 WEBSITE www.hsblawfirm.com

June 11, 2015

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

Ladies and Gentlemen:

We have acted as South Carolina counsel to AVM, Inc., a South Carolina corporation (the “Guarantor”), in connection with the execution, delivery, issuance and sale of a guarantee by the Guarantor, as evidenced by an Amended and Restated Subsidiary Guaranty dated as of June 11, 2015 (the “Guarantee”), of $450,000,000 aggregate principal amount of 6-1/4% Notes due 2024 (the “Notes”) of Meritor, Inc. (the “Company”) in an underwritten public offering of the Notes, together with the Guarantee and other guarantees of the Notes by other direct and indirect subsidiaries of the Company, pursuant to an Underwriting Agreement dated as of June 8, 2015 among the Company, the Guarantor, such other subsidiary guarantors and the underwriters named therein and the Company’s Registration Statement on Form S-3 (Registration Statement No. 333-200858) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

As counsel for the Guarantor, we are familiar with the organizational documents of the Guarantor, each as amended to the date hereof, and we have reviewed (i) the Guarantee, (ii) resolutions of the Guarantor authorizing and approving the Guarantee, (iii) Articles of Incorporation for the Guarantor filed with the Office of the South Carolina Secretary of State, (iv) Bylaws of the Guarantor in effect as of the date hereof, and (v) a Certificate of Existence issued by the Office of the South Carolina Secretary of State on June 8, 2015 (items ii through v being the “Organizational Documents”). We have also examined originals, or copies certified or otherwise authenticated to our satisfaction, of such corporate records of the Guarantor and other instruments, certificates of public officials and representatives of the Company or the Guarantor, and other documents as we have deemed necessary as a basis for the opinions hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. As to questions of fact material to this opinion, we have, when relevant facts were not independently established, relied upon certificates of officers of the Company or the Guarantor and appropriate public officials. We assume there has been no change in the corporate standing of the Company since the date the Certificate of Existence was issued by the office of the South Carolina Secretary of State.

Meritor, Inc.
June 11, 2015

Based on the foregoing, we are of the opinion that, based solely on the Organizational Documents, the Guarantor has the corporate authority to execute and deliver its Guarantee and the Guarantee has been duly executed by the Guarantor.

We do not express any opinion herein with respect to the laws of any jurisdiction other than the laws of South Carolina. We assume no obligation to update or supplement our opinion to reflect any facts or circumstances which may hereafter come to our attention or changes in law which may hereafter occur.

We hereby consent to the filing of this opinion as an Exhibit to a Current Report on Form 8-K to be filed by the Company.

Very truly yours,

/s/ Haynsworth Sinkler Boyd, P.A.
Haynsworth Sinkler Boyd, P.A.